FOIA CONFIDENTIAL TREATMENT
REQUESTED BY TELEFÔNICA BRASIL S.A.
1221121

December 21, 2012

Mr. Dean Suehiro
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re: Telefônica Brasil S.A. Form 20-F for the fiscal year ended December 31, 2011 Filed April 20, 2012 File No. 001-14475
Dear Mr. Suehiro:

In furtherance of the telephone conversation between you and certain other representatives of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) and certain representatives of Telefônica Brasil S.A. (the “Company” or “we”), Ernst & Young and Davis Polk & Wardwell, respectively, on November 29, 2012, we set forth below the responses of the Company to the comments made by the Staff in such telephone conversation. To facilitate the Staff’s review, we have reproduced and numbered the comments made by the Staff in such telephone conversation in bold text.

1.     Please provide the Staff with the specific provision/paragraphs of the agreements that govern the movement of equipment on a specific tower or from tower to tower.

We supplementally advise the Staff that the movement of equipment on a specific tower or from tower to tower is not governed by a single, comprehensive, provision of the Lease Out Agreement or the Infrastructure Sharing Agreement.  Rather, each such agreement contains various provisions (including penalty provisions) that either restrict or otherwise affect the ability of the parties thereto to move such equipment.  In addition, the National Telecommunication Agency (ANATEL) regulations also have an impact on how any such movement of equipment is carried out.  As a result of such clauses and regulation, which we have reproduced in Exhibit A hereto and which we believe must be read in conjunction, the parties’ ability to move the equipment on a specific tower or from tower to tower is guided by the following principles:

•
the Assignee (who has the right to manage the tower park in accordance with Clause 5.1 of the Lease Out Agreement) may require the repositioning of the Company’s equipment (antennas, radios, etc.) within the park of towers (either on a specific tower or from tower to tower) provided that the new location and the proposed movement allow us to comply with the standards imposed by ANATEL (please see our response to comment 2).  In particular, the repositioning of equipment should not result in an interruption of our services, in accordance with the general mandate set forth in Clause 5 of the Infrastructure Sharing Agreement. The physical repositioning of the equipment is done by us (in accordance with Clause 6.1.7.2 of the

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Infrastructure Sharing Agreement), after notification by the Assignee, and we are required to make such repositioning if the above condition is met;

•
if Telesp desires to move the equipment on a specific tower or from tower to tower, it must formally request the approval of the Assignee in accordance with Clause 4.1 of the Infrastructure Sharing Agreement, who may deny Telesp’s request in accordance with Clause 4.5.1 of the Infrastructure Sharing Agreement; and

•
in general, any material change made to the tower park infrastructure (including any repositioning of equipment, if relevant) must be promptly notified by the Assignee to Telesp and to the other telecom carriers operating in the tower park so that they can evaluate if such change may affect the services they provide to their respective clients or if it may otherwise have an impact on the quality standards which are monitored by ANATEL (please refer to Clause 5.1.3 of the Infrastructure Sharing Agreement).

We would like to emphasize that the Assignee is specialized in providing infrastructure for telecommunication companies, while Telesp is a telecommunication company which provides telecommunication services pursuant to a Fixed Telephony Service concession (STFC) granted by ANATEL.  Accordingly, Telesp operates in a heavily regulated industry, is subject to regulation concerning infrastructure sharing (Resolution No. 274/2011) and has to comply with numerous technical specifications contained in various acts and regulation of ANATEL.

We further supplementally advise the Staff that, during the life of the Lease Out Agreement and the Infrastructure Sharing Agreement, we have been requested by the Assignee to move part of our equipment on a few occasions.  In each such case, the Assignee formally requested us to reposition certain equipment, provided us with the reasons for making such request and set a deadline for carrying out such repositioning.  We believe these procedures to be consistent with market practice.  In addition, during the life of the Lease Out Agreement and the Infrastructure Sharing Agreement, we have formally requested the Assignee to move part of our equipment on two occasions.  The Assignee approved both requests.

2.     In addition, the Staff would like to understand better the application of the technical standards of ANATEL.

We supplementally advise the staff that ANATEL is responsible for monitoring the quality and availability of telecommunication services provided by Telesp to its subscribers.  While ANATEL does not need to approve any repositioning of our equipment within the towers or the park of towers, because Telesp is required –under ANATEL regulations- to (i) maintain the quality of its services at the highest level possible, subject to certain minimum required standards, and (ii) keep the number of service interruptions below a specified limit, any proposed equipment repositioning is carefully analyzed and supervised by Telesp so that there is no interruption or damage to the quality of the services it provides and it is performed in such a way that ANATEL standards are met.  In this respect, it is worth highlighting that, while the activities of the

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Assignee are not directly regulated by ANATEL,  according to Clause 2.1 of the Lease Out Agreement, the Assignee must comply with the relevant ANATEL regulation (and related standards) set forth therein when managing the commercial exploitation of the tower park.

3.     Is it economically viable for the equipment to be moved or is it cost prohibitive?

We supplementally advise the Staff that the economic viability of moving equipment depends on the size of the equipment and the distance the equipment needs to be moved.  In addition, depending on whether the movement of equipment is requested by Telesp or the Assignee, the costs related to such movement will be covered by one or the other.  We have analyzed below the economic viability of moving equipment on three different scenarios:

(i)
Moving equipment on a single tower.  This is the most common scenario.  The related cost is typically very low (for example, when a new antenna is installed, the costs of the services and materials related to the installation of the new antenna supports total approximately R$2,000.00).

(ii)
Moving equipment from tower to tower on a single site.  During the life of the Lease Out Agreement and the Infrastructure Sharing Agreement, we have never moved, or been requested to move, equipment from tower to tower on a single site.  We estimate the related cost to be approximately R$2,000.00, depending on the size of the equipment and the horizontal and vertical distance the equipment needs to be moved, which we do not believe would render the movement economically unviable.

(iii)
Moving equipment from tower to tower on different sites within the tower park. During the life of the Lease Out Agreement and the Infrastructure Sharing Agreement, we have never moved, or been requested to move, equipment from tower to tower on different sites within the tower park.  We estimate the related cost to range from R$5,000.00 to R$15,000.00, depending on the size of the equipment and the horizontal and vertical distance the equipment needs to be moved, which we do not believe would render the movement economically unviable.

In our experience, we have found the movement of equipment to be economically viable in many situations (mostly related to movements within the same tower).  Telesp carefully analyzes each proposed movement of equipment in order to minimize costs and maximize the quality of the telecommunication services provided.

It is important to emphasize that Telesp, as a telecommunication service provider, prior to entering into the Lease Out Agreement never managed the tower park as a separate business to maximize profit or efficiency.  Therefore, the transfer of the towers to a party specialized in their commercial exploitation such as the Assignee has resulted in a management of the tower park which is more conducive to exploiting its commercial value, while being responsive to technological changes and accommodating other users to maximize profit.

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4.     How long does it take to move the equipment?

We supplementally advise the Staff that the movement of equipment on the same tower or among different towers within the same site usually takes a few hours. For cases in which equipment is moved from one site to another, the movement of equipment takes approximately one day.  In all cases, the movements are performed in a manner that protects the integrity of, and minimizes, potential disruptions to telecommunication services to our and other operators’ customers.

4.1 Does the act of moving the equipment affect the quality of service?

During the period that repositioning is taking place, short-term service interruptions may occur (for example, at the moment of transferring the traffic from an old antenna which is being replaced to a new one).  In order to minimize the impact of any such interruption, the movement of equipment is usually done during the “maintenance window” (a period in which the traffic is very low, usually at the middle of the night). As a result of these and other precautions taken by Telesp (including the direction by, or direct supervision of, Telesp of the repositioning of equipment and the requirement that any third party involved in the repositioning of equipment comply with the standards set forth in the relevant Service Level Agreements), the quality of service is typically not affected by the movement of equipment.

4.2 If so, does that lead to the ANATEL requirements not being met?

No.  The requirements of ANATEL are measured by region, rather than by site. Thus, the movement of equipment in a single site would not ordinarily cause the requirements of ANATEL not to be met.

5.     The Staff would also like to understand the pricing of the tower arrangements. For example, is the pricing different based on the location of the equipment (e.g., higher vs. lower on the tower) or the use of the equipment (e.g., fixed vs. mobile)?

We supplementally advise the Staff that the pricing in the Lease Out Agreement is based on the kind of structure (tower or pole), the height of the structure and the population of the municipality where it is located.  Pricing is not based on the position of the equipment in the tower (higher or lower) or equipment use (fixed or mobile operation).  For purposes of simplifying the pricing terms of the Lease Out Agreement, we established an average price of R$276,000.00 (with prices ranging from R$212,204.75 to R$352,789.82) per tower (see our response to comment 2 in our letter dated October 11, 2012).

Additionally, in order to simplify as well the pricing terms of the Infrastructure Sharing Agreement, beginning in January 2011, we started paying an average price of R$2,000.00 (based on the average price of R$197.77/m2 multiplied by the total wind exposure area occupied by our equipment (8,848.54 m2)), on a monthly basis, multiplied by the number of shared items currently occupied by us (875 towers and poles).  In accordance with the provisions of the Infrastructure Sharing Agreement, the

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price to be paid by Telesp to the Assignee for any new antennas installed must be calculated based on the wind exposure area (m2) of such antennas and their support structures, multiplied by the unit price corresponding to their relevant location.  In addition, pursuant to the Infrastructure Sharing Agreement, if we need to rent additional wind exposure area, we will pay the following, by region:

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6.     The Staff would like the lease analysis (including assumptions and any other relevant information) for two separate tower arrangements, one that is 95% occupied and one that is 0% occupied.

We supplementally advise the Staff that, as indicated in our letters dated October 7, 2011, November 28, 2011, March 14, 2012 and October 11, 2012 we have analyzed the Infrastructure Sharing Agreement under the guidance in IFRIC 4 and concluded that such agreement is not, and does not contain, a lease.  Rather, it contains a service arrangement. However, in light of the Staff’s comment, we have analyzed the Infrastructure Sharing Agreement under the guidance of IAS 17, considering the following facts and assumptions:

1.
The present value of the minimum lease payments at the inception of the lease is substantially lower than the fair value of the towers.  In order to arrive to this conclusion we have performed the corresponding calculations using the following assumptions:

a)	The unit of accounting of our analysis is the tower itself.

b)
The fair value of each tower, which ―as indicated in our response to comment 2 in our letter dated October 11, 2012― is derived from the price per tower that we received from the Assignee under the Lease Out Agreement, takes into consideration the height of the structure (higher structures have more weight), the type of structure (lower weight for poles and higher weight for towers) and population (the larger the population of the locality, the greater the weight).

c)
The monthly rent (which is not the average monthly rent contemplated in the Infrastructure Sharing Agreement) considers all the facts and circumstances considered in the fair value of the towers in addition to the occupancy rate of the structure.

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d)
The net monthly rent (which is the minimum lease payment for use of the tower) is the monthly rent reduced by the maintenance costs based on the occupancy rate (in accordance with paragraphs 4 and  34 of IAS 17).

e)
The lease payment was adjusted annually by an inflation rate of 4.0% and was brought to the net present value (NPV) at a rate of 12.73% (equivalent to the Company’s incremental borrowing rate, taking into account conditions prevailing at that time).

2.	The Infrastructure Sharing Agreement does not transfer the ownership of the towers back to Telesp by the end of the lease term (see our response to comment 2 in our letter dated October 11, 2012).

3.
Telesp has no option to purchase the asset at a price that is expected to be substantially lower than its fair value (see our response to comment 2 in our letter dated October 11, 2012).  The towers are not of such a specialized nature that only Telesp can use them without major modifications.

4.	The Infrastructure Sharing Agreement cannot be terminated by Telesp during the lease term (see our response to comment 2 in our letter dated October 11, 2012).

5.	Gains or losses from the fluctuation in the fair value of the towers do not accrue to Telesp.

6.	The economic life of the towers is substantially higher than the lease term (see our response to comment 2 in our letter dated October 11, 2012).

Based on the facts and assumptions listed above (which we believe are applicable to all and each tower included in the Infrastructure Sharing Agreement, regardless of the percentage of wind exposure area occupied by our equipment over the total wind exposure area available on the tower), we have analyzed paragraph 10d of IAS 17 for a tower with a low occupancy rate and a tower with a high occupancy rate as follows:

Example one:

Location of tower - Latitude x longitude: 21.78425 x 49.28283333
Occupancy rate: 5.04%
Value of monthly rent: R$148.74
Maintenance costs (monthly basis): R$52.54
Net monthly rent: R$96.20
NPV of minimum lease payments: R$9,121.10
Fair value of the tower: R$247,785.27
NPV of minimum lease payments over fair value of the tower (paragraph 10d of IAS 17): 3.68% (R$9,121.10 / R$247,785.27)

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Example two:

Location of tower - Latitude x longitude: 20.08188056 x 47.42347222
Occupancy rate: 96.81%
Value of monthly rent: R$2,957.00
Maintenance costs (monthly basis): R$1,009.26
Net monthly rent: R$1,947.74
NPV of minimum lease payments: R$184,569.32
Fair value of the tower: R$255,081.98
NPV of minimum lease payments over fair value of the tower (paragraph 10d of IAS 17): 72.36% (R$184,569.32 / R$255,081.98)

We further supplementally advise the Staff that the Assignee manages the towers, as set forth in Clause 5.1 of the Lease Out Agreement, and that any equipment repositioning requested by Telesp must be formally presented to the Assignee, who may deny such request in accordance with Clause 4.5.1 of the Infrastructure Sharing Agreement.

Based on the qualitative and quantitative considerations included above, we have concluded that Telesp has no control over the towers and, therefore, should not account for the arrangement as if it held control over such assets. Furthermore, we believe that had the Infrastructure Sharing Arrangement been accounted for as a lease of each tower, such arrangements would be classified as operating leases.

7.     Please provide the Staff with a legible version of the tower arrangement schedule.

See Exhibit B.

7.1 Is the detail by tower, or is it by specific slot on the tower?

It is detailed by tower.

7.2 Are towers listed more than once?

Each tower is listed only once on the schedule; however, if in one specific geographic area (latitude x longitude) there is more than one vertical structure, the schedule will refer to two (or more, as the case may be) towers which have the same location.

7.3 Is wind exposure listed?

The schedule enumerates each tower and indicates the corresponding total wind exposure area occupied by all operators, including Telesp, in each such tower.

8.    Please provide the comparison of the rate(s) that Telesp was charging other companies to place equipment on the towers prior to the arrangement to the rate that Telesp was paying per the agreement. (confidential)

The table below shows the average price charged by Telesp in Brazilian Reais per square meter of wind exposure area to each of the main telecom operators present in the tower park immediately before entering into the Lease Out Agreement and the

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Infrastructure Sharing Agreement. It also shows the average price paid by Telesp in Brazilian Reais per square meter of wind exposure area at the inception of the Infrastructure Sharing Agreement.

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FOIA CONFIDENTIAL TREATMENT
REQUESTED BY TELEFÔNICA BRASIL S.A.
1221129

TELEFÔNICA BRASIL S.A.
COMPANY STATEMENT

On behalf of TELEFÔNICA BRASIL S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           IN WITNESS WHEREOF, I have executed this statement of the Company on this December 21, 2012.

TELEFÔNICA BRASIL S.A.

By:	/s/ Gilmar Roberto Pereira Camurra
Name: Gilmar Roberto Pereira Camurra
Title: Chief Financial Officer and Investor Relations Officer

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Exhibit A

Lease Out Agreement

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Infrastructure Sharing Agreement

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ANATEL Regulation and Other Regulatory Requirements

GENERAL TELECOMMUNICATIONS LAW - Law No. 9.472/1997:

Article 19. The Agency shall take the necessary measures to satisfy the public interest and for development of telecommunications in Brazil, acting independently, impartially, legally, impersonally and publicly, and specially:

(...)

XIII – to issue or recognize product certification, in accordance with norms and standards established by the Agency;

(...)

“Article 79. The Agency shall regulate the universalization and continuity obligation imposed to service providers under the public system.

§ 1 Universalization obligation are those that aim to enable and provide access by any person or institution in the public interest telecommunications service, regardless of their location and socio-economic status, as well as those destined to permit utilization of essential  telecommunications in services public interest.

§ 2 Continuity obligation are those that aim to enabling users the fruition of services in an uninterrupted form, without unjustifiable interruptions, thus having said services available, in adequate conditions of use.

(...)

Article 82. The non-fulfillment of the obligations in connection with the universalization and continuity shall imply in the application of sanctions in form of penalties, forfeiture or decree of intervention, pursuant of the case.

(...)

Article 162. The operation of a radio communication transmitting station shall be subject to the prior obtention of an operation license, and to permanent inspection, pursuant to the terms and conditions of the regulations.

CONCESSION AGREEMENT OF FIXED TELEPHONY SERVICES CONCESSION (STFC)

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“Clause 4.2. The Concessionaire is obligated to provide the service object of the concession in order to fully meet the obligations of universal and continuity inherent in the public system, which is fully applicable, subject to the criteria, formulas and parameters specified in this Agreement.

Single paragraph. The breach of the obligations related to universalization and continuity entail the application of the sanctions provided for in this Agreement, will allow the enactment of intervention by the ANATEL and, as appropriate and seriousness or when the decree of intervention is inconvenient, ineffective, or unfairly beneficial to the Concessionaire unnecessary, will lead to forfeiture of the grant, pursuant to the provisions of Clause 27.4.

REGULATION OF STFC (APPROVED BY RESOLUTION No. 426/2005):

Art 17. The provider must maintain a central information and customer service capable of receiving and processing requests and complaints, working 24 (twenty four) hours a day. “

RESOLUTION No. 274/2001 (provides for the sharing of infrastructure)

Art 7. The Sharing of Infrastructure should encourage the optimization of resources, reduce operating costs, and other benefits to service users given the specific regulation of the telecommunications industry.

Only Paragraph:  - the Providers should undertake efforts to avoid duplication of infrastructure for service, seeking to rationalize the use of facilities.

RESOLUTION No. 303/2002 (provides for limiting exposure to electric fields, magnetic and electromagnetic fields in the radio frequency range between 9 kHz and 300 GHz)

“Art 18. The Compliance Report should be kept at the station for its responsible, for submission whenever requested by ANATEL and contain, necessarily:

I - Memory calculation of electromagnetic fields produced by the stations, using propagation models known or the methods used and results of the measurements used, when necessary, to demonstrate compliance with exposure limits established.

II - clear and conclusive indication that the operation of the station, under the conditions of its assessment meets the stipulations of this regulation.
(...)

Article 55. In places that are installed or will be installed over a radio transmitter station operating on different radio frequencies - local multi-users - each user is responsible for verifying that your station meets the stipulations of this regulation. However, all users

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must collaborate in the evaluation of the site as a whole. The responsibility of each user, in case of non-compliance, will be proportional to its contribution in the composition of the fields in places where the limits were exceeded.

§ 1 Those responsible for radio broadcast stations installed in local multi-users should cooperate in assessing the site as a whole, providing technical information and other relevant analyzes, and the results of assessments already made.

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Exhibit B

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